Exhibit 4.2

Execution Version

EXECUTIVE EMPLOYMENT AGREEMENT

This EXECUTIVE EMPLOYMENT AGREEMENT (this “Agreement”) is entered into and effective as of April 15, 2020 (the “Effective Date”), by and between 4Front Ventures Corp., a British Columbia corporation (the “Company”), and Joshua N. Rosen, an individual residing in the State of Arizona (the “Executive”).

PREAMBLE

The Company desires to employ the Executive, and the Executive desires to be employed by the Company, upon the terms and subject to the conditions set forth in this Agreement. Therefore, the parties agree as follows with the intent to be legally bound.

AGREEMENT

1. Employment. The Company shall employ the Executive, and the Executive accepts employment with the Company, upon the terms and subject to the conditions set forth in this Agreement.

2. Position and Duties. During the Term (as defined below), the Executive shall be employed by the Company as its Executive Chairman and shall have duties, responsibilities and authority commensurate with such position, including (a) those assigned to the Executive Chairman in any Delegation of Authority Policy (or similar policy) that may be in effect from time to time, and (b) those otherwise assigned to the Executive by the Company’s Board of Directors (or its designee) from time to time. As of the Effective Date, certain specific duties, responsibilities and authority that have been assigned to the Executive are described in Exhibit A attached hereto. The Executive shall report to the Company’s Board of Directors, and shall perform his duties and responsibilities to the best of his abilities and in a diligent, trustworthy, businesslike and efficient manner and shall not engage in any other business, profession, or occupation for compensation or otherwise which could conflict or interfere with the performance of such services either directly or indirectly without the prior written consent of the Company. The Executive’s duties hereunder shall be performed during the Company’s normal business hours and at such additional times, without the right to additional compensation, as shall be necessary for the Executive to perform such duties.

3. Compensation.

(a) Base Salary. The Company shall pay the Executive an annual rate of base salary of $350,000.00 (the “Base Salary”), which Base Salary shall be payable in regular installments in accordance with the Company’s general payroll practices and subject to customary withholding and employment taxes as required by law. The Executive shall be issued an IRS Form W-2 in connection with the payment of such Base Salary and any other items paid to the Executive in connection with the Executive’s employment with the Company.

(b) Equity Incentive Compensation. The Executive will be eligible to receive grants of stock options, restricted stock units, profits interests, and other forms of equity compensation awards (time and/or performance-based, collectively the “Equity Awards”). Such Equity Awards, if any, will be made in the discretion of the Company’s Board of Directors or other applicable governing body, or any committee thereof with delegated authority to approve such Equity Awards (as applicable, the “Governing Body”), and will be subject to the terms and conditions specified by the Governing Body, the Company’s applicable equity plan document, the award agreement that Executive will be required to execute as a condition of any grant, and the Company’s then existing clawback policy and insider trading policy, if any.

4. Benefits. During the Term, the Executive shall be entitled to participate in all employee benefit plans and programs maintained by the Company, as in effect from time to time (collectively, “Employee Benefit Plans”), on a basis that is no less favorable than is provided to other similarly situated employees of the Company, to the extent consistent with applicable law and the terms of the applicable Employee Benefit Plans. The Company reserves the right to amend or terminate any Employee Benefit Plans at any time in its sole discretion, subject to the terms of such Employee Benefit Plan and applicable law.

5. Business Expenses. The Company shall reimburse the Executive for all reasonable expenses incurred by him in the course of performing his duties under this Agreement which are consistent with the Company’s policies in effect from time to time with respect to travel, entertainment and other business expenses, subject to the Company’s requirements with respect to the reporting and documentation of such expenses. Any expenses that are to be reimbursed pursuant to this Agreement that are subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) shall: (a) be paid no later than the last day of the Executive’s tax year following the tax year in which the expense was incurred; (b) not affect or be affected by any other expenses that are eligible for reimbursement in any other tax year of Executive; and (c) not be subject to liquidation or exchange for any other benefit.

6. Term. The Executive shall be employed in accordance with the provisions of this Agreement beginning on the Effective Date and ending on the termination of this Agreement by the Company or the Executive pursuant to Section 7 hereof (the “Term”).

7. Termination.

(a) With Cause. The Company, upon the approval of the Board of Directors, may terminate the employment of the Executive under this Agreement at any time for Cause (as defined below) by providing written notice to the Executive. Any such termination for Cause shall be effective immediately upon the Company’s delivery of such written notice to the Executive, unless such notice specifies a later effective termination date.

(b) Without Cause. The Company, upon the approval of the Board of Directors, may terminate the employment of the Executive under this Agreement at any time without Cause by providing thirty (30) days prior written notice to the Executive. The Company may, in its discretion, place the Executive on a paid administrative leave during all or part of the thirty (30) day notice period. During the administrative leave, the Company may bar the Executive’s access to the Company’s offices or facilities or may provide the Executive with access subject to such reasonable terms and conditions as the Company chooses to impose.

(c) With Good Reason. The Executive may terminate his employment under this Agreement at any time for Good Reason (as defined below) by providing written notice to the Company.

(d) Without Good Reason. The Executive may voluntarily terminate his employment under this Agreement at any time without Good Reason by providing thirty (30) days prior written notice to the Company.

(e) Death; Permanent Disability. This Agreement and the Executive’s employment hereunder shall automatically terminate in the event of the Executive’s death or Permanent Disability (as defined below).

8. Effect of Termination.

(a) Certain Definitions. As used in this Agreement, the following terms have the following meanings:

“Cause” means (i) the conviction of a felony; (ii) the commission of any act involving moral turpitude, dishonesty, fraud which materially and adversely affects the Company; (iii) a breach of the duty of loyalty with respect to the Company or any of its subsidiaries; (iv) any conduct tending to bring the Company or any of its subsidiaries into public disgrace or disrepute; (v) any gross negligence or willful misconduct with respect to the Company or any of its subsidiaries; (vi) any breach of this Agreement which is not cured within fourteen (14) days following written notice from the Company of such breach; provided, that the Executive shall not have the right to cure any breach of Section 10; (vii) addiction to drugs or alcohol if the Executive has refused treatment or has failed to successfully complete treatment within the past twelve (12) months.

“Good Reason” means (i) a material diminution by the Company of the duties, responsibilities or authority of the Executive; (ii) a material demotion in position or title; (iii) a material reduction in Base Salary under Section 3 hereof; or (iv) any breach of this Agreement by the Company which is not cured within thirty (30) days following written notice from the Executive of such breach. Notwithstanding the foregoing, no event of Good Reason shall be deemed to have occurred unless the Executive provides to the Company written notice of the facts and circumstances that the Executive believes constitutes Good Reason within seven (7) days of the initial occurrence of such facts and circumstances, such facts and circumstances are not corrected or otherwise cured by the Company within thirty (30) days of receipt of such notice and the Executive terminates his employment within thirty (30) days following the end of the Company’s cure period.

“Permanent Disability” means a mental or physical condition of the Executive which, in the reasonable opinion of the Company, renders the Executive unable or incompetent, even with reasonable accommodation, to perform the essential functions of his job or devote his best efforts (measured against prior performance) to the Company, or any of its successors, for more than ninety (90) days, unless further time is required as a reasonable accommodation under the Americans With Disabilities Act of 1990, as amended.

(b) Severance Benefits. If the Executive’s employment under this Agreement is terminated by the Company without Cause, or if the Executive resigns for Good Reason, the Executive shall be entitled to receive severance benefits, subject to the terms and conditions below, through the date that is twelve (12) months after the effective date of such termination.

(i) Terms of Severance Payment. The Executive shall receive (A) continued payment of the Base Salary, payable at the most recent per annum rate paid to the Executive during the Term, and (B) an additional amount equal to the applicable COBRA premium for each month in which severance benefits continue pursuant to Section 8(b) above. Such severance payment(s) shall be made in accordance with the Company’s normal payroll practices and on the Company’s normal payroll dates, with the first such payment due during the first payroll period following the effective date of the Release Agreement described below.

(ii) Release Agreement. The severance benefits identified herein are contingent upon the Executive (A) within sixty (60) days following the Executive’s termination date, executing (and, if applicable, not revoking) a full release of all claims in a form reasonably acceptable to the Company (the “Release Agreement”) and (B) fully complying with the Executive’s obligations under Section 10 below. The Release Agreement shall include, among other things, a full release of any and all claims that the Executive may then have, as of the signing of such release, against the Company, its subsidiaries and Affiliates, and their respective shareholders, members, directors, managers, officers and employees, and shall be provided to the Executive within ten (10) days following the Executive’s termination date. Notwithstanding anything in this Agreement to the contrary, if the Company concludes, in the exercise of its reasonable discretion, that the severance payments described in Section 8(b)(i) are subject to Section 409A of the Code, if the sixty (60) day period described in this Section 8(b)(ii) spans two (2) calendar years, the severance payments shall not begin to be paid until the second calendar year.

(c) Termination in Other Circumstances. In the event: (i) of the Executive’s death or Permanent Disability, or (ii) this Agreement expires at the end of the Term, the Executive or his estate shall be entitled to receive only his Base Salary and employee benefits under the Employee Benefit Plans that have accrued through the date of termination, resignation or expiration and, except as otherwise expressly provided in an incentive plan document or Company equity plan document, his rights to receive any other compensation or benefits hereunder as well as any other obligations of the Company shall terminate as of the date of such termination, resignation or expiration.

9. Compliance with Internal Revenue Code Section 409A. This Agreement shall comply with Section 409A of the Code or an exception thereto and each provision of the Agreement shall be interpreted, to the extent possible, to comply with Section 409A or an exception thereto. Nevertheless, the Company does not and cannot guarantee any particular tax effect or treatment of the amounts due under this Agreement. Except for the Company’s responsibility to withhold applicable income and employment taxes from compensation paid or provided to the Executive, the Company shall not be responsible for the payment of any applicable taxes on compensation paid or provided pursuant to this Agreement. Notwithstanding any other provision of this Agreement to the contrary, neither the time nor schedule of any payment under this Agreement may be accelerated or subject to further deferral except as permitted by Section 409A and the applicable regulations. The Executive does not have any right to make any election regarding the time or form of any payment due under this Agreement. If the Company concludes, in the exercise of its reasonable discretion, that the severance payments described in Section 8 are subject to Section 409A of the Code, no severance payment shall be paid prior to the Executive’s “separation from service” as defined in Treasury Regulation Section 1.409A-1(h) (applying the default rules of Treasury Regulation Section 1.409A-1(h)). In addition, if the severance benefits described in Section 8 are subject to Section 409A of the Code, and if the Executive is a “specified employee” as defined in Treasury Regulation Section 1.409A-1(i)(1) on the date of the Executive’s termination of employment, such payments shall not begin until the first day of the seventh month following the Executive’s “separation from service.” Installment payments shall be treated as separate payments for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii).

10. Covenants of Confidential Information; Non-Competition; Non-Solicitation and Non-Disparagement. As a pre-condition of employment and in consideration of this Agreement, the Executive acknowledges, covenants and agrees as follows:

(a) Certain Definitions. As used in this Agreement, the following terms have the following meanings:

“Affiliate” of the Company means any Person which controls, is controlled by or is under common control with the Company, and “control” means, with respect to any Person, the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Client(s)” means (i) the actual clients and customers of the Company and its Affiliates, and (ii) those active prospective clients or customers of the Company and its Affiliates which the Executive alone, or in combination with others, handled, serviced, or solicited at any time during the one (1) year period immediately preceding the termination of the Executive’s employment with the Company. In the case of a corporate client, “Client” shall mean, in addition to the corporate client itself, the individual representative of the corporate client and his successor or equivalent within the organizational subdivision of the corporate client on behalf of which he patronized the Company and its Affiliates, any organizational subdivision of the corporate client on behalf of which such individual representative has patronized the Company and its Affiliates, and any organizational subdivision of the corporate client referred to the Executive by such individual representative.

“Client Non-Solicitation Term” means the twelve (12)-month period commencing on the date on which the Executive’s employment with the Company is terminated by either the Company or the Executive, for any reason or no reason.

“Competing Business” means any business or enterprise in the same or similar business as that engaged in or contemplated by the Company and/or any of the Company’s Affiliates; provided, however, that for the avoidance of doubt, nothing herein shall be interpreted to prohibit the Executive from providing investment management and/or financial advisory services to businesses in or serving the cannabis industry.

“Confidential Information” means all information concerning or related to the business, operations, financial condition or prospects of the Company or any of its Affiliates (whether prepared by the Company, its Affiliates, their respective advisors or otherwise, and regardless of the form in which such information appears and whether or not such information has been reduced to a tangible form), and shall specifically include (without limitation): (i) all information regarding the members, managers, officers, directors, employees, equity holders, customers, suppliers, distributors, sales representatives and licensees of the Company and its Affiliates, in each case whether past, present or prospective; (ii) all software, inventions, discoveries, trade secrets, processes, techniques, methods, formulae, ideas and know-how of the Company and its Affiliates; (iii) all financial statements, audit reports, budgets and business plans or forecasts of the Company and its Affiliates; and (iv) all analyses, compilations, forecasts, data studies, notes, translations, memoranda, or other documents or materials, prepared by or for the Executive containing, based on, generated or derived from, in whole or in part, any Confidential Information. The term “Confidential Information” does not include information that is or becomes generally available to the public other than as a result of an unauthorized disclosure by the Executive.

“Non-Competition Term” means the twelve (12)-month period, or in the event that a court determines that such period is unenforceable, the nine (9)-month period, commencing on the date on which the Executive’s employment with the Company is terminated by either the Company or the Executive, for any reason or no reason.

“Non-Solicitation Term” means the twelve (12)-month period, or in the event that a court determines that such period is unenforceable, the nine (9)-month period, commencing on the date on which the Executive’s employment with the Company is terminated by either the Company or the Executive, for any reason or no reason.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, estate, association or other legal entity.

“Restricted Territory” means the United States; provided, however, that if (and only if) required by a final decision or order of a court of competent jurisdiction or arbitrator in order for the provisions of Section 10(c) to remain valid and enforceable against the Executive, “Restricted Territory” means those states in which the Company has business operations.

(b) Confidentiality.

(i) The Executive hereby acknowledges that, through his involvement with the Company, he shall have access to and become aware of Confidential Information, and that the protection of the Confidential Information is necessary to protect and preserve the value of the Company and its business. In such regard, subject to the provisions of Section 10(b)(ii), the Executive hereby covenants that he shall not, without the prior written consent of the Company, use or disclose any Confidential Information for any reason other than in pursuing the business interests of the Company, or engage in, or knowingly refrain from, any action, where such action or inaction may result in (A) the unauthorized disclosure of any Confidential Information to any Person, (B) the unauthorized use of any Confidential Information by any Person, or (C) the infringement by any Person of the Company’s rights in any Confidential Information.

(ii) The Executive shall be permitted to disclose Confidential Information to the extent, but only to the extent, (A) reasonably necessary for the Executive to perform his duties hereunder; or (B) required by law; provided, that prior to making any disclosure of Confidential Information required by law (whether pursuant to a deposition, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand, or other similar process), the Executive must notify the Company of the Executive’s intent to make such disclosure, so that the Company may seek a protective order or other appropriate remedy and may participate with the Executive in determining the amount and type of Confidential Information, if any, which must be disclosed in order to comply with applicable law.

(iii) Upon request by the Company at any time or promptly after termination of the Executive’s employment hereunder for any reason, the Executive or his personal representative shall (A) return to the Company any Confidential Information which is in tangible form and which is then in his possession and (B) destroy any Confidential Information in electronic form, unless such destruction would be contrary to applicable law. The Executive further agrees that, at the request of the Company, he shall execute a written statement certifying that the Executive has satisfied the requirements of this Section 10(b)(iii).

(c) Non-Competition/Non-Solicitation.

(i) During the Executive’s employment with the Company and during the Non-Competition Term thereafter, the Executive shall not, directly or indirectly, (A) engage in any Competing Business within the Restricted Territory or (B) own, invest in, finance, manage, control, operate, provide services, advice or other support to, participate in, enter into any partnership or joint venture with, a Competing Business within the Restricted Territory; provided, that the Executive shall not be in violation of the foregoing by reason of his ownership of not more than five percent (5%) of the outstanding shares of the stock of any corporation which is listed on a national securities exchange in the United States or Canada.

(ii) The Executive recognizes that the Company’s employees and independent contractors are a valuable resource of the Company. Accordingly, the Executive agrees that the Executive shall not, during the Executive’s employment with the Company and during the Non-Solicitation Term thereafter, either alone or in conjunction with any other Person, directly or indirectly, (A) induce or encourage (or attempt to induce or encourage) any employee or independent contractor of the Company or any of its Affiliates to leave the employ of or engagement with the Company (or the applicable Affiliate(s)), whether for purposes of employing or engaging any such employee or independent contractor in a Competing Business in the Restricted Territory or for any other reason; (B) hire or retain (or attempt to hire or retain) any employee or independent contractor of the Company or any of its Affiliates; or (C) interfere in any way with the relationship between the Company or any of its Affiliates and any such employee or independent contractor.

(iii) The Executive recognizes that the Company’s Clients are a valuable resource of the Company. Accordingly, the Executive agrees that the Executive shall not, during the Executive’s employment with the Company and during the Client Non-Solicitation Term thereafter, directly or indirectly in any capacity whatsoever, either as an employee, officer, director, equity holder, proprietor, partner, joint venturer, consultant, or otherwise (A) call on or solicit any client of the Company or any of its Affiliates for purposes of diverting such client to a Competing Business; (B) cause, induce or encourage (or attempt to cause, induce or encourage) any client, vendor, supplier, licensor, licensee or other Person to cease conducting business with the Company or any of its Affiliates or to deal with any competitor of the Company; or (C) in any way interfere with the relationship between any such client, vendor, supplier, licensor, licensee or other Person, on the one hand, and the Company or any of its Affiliates, on the other hand.

(d) Non-Disparagement. During the Executive’s employment with the Company and at all times thereafter, the Executive agrees that he shall not make any statements (or cause or encourage others to make any statements), written or verbal, that defame or disparage the personal or business reputation, practices or conduct of the Company or its subsidiaries or Affiliates, or their respective shareholders, members, directors, managers, officers, employees, sales representatives, suppliers, customers, products or services. The Executive’s obligations under this Section 10(d) do not inhibit him from participating in or filing a charge or testifying truthfully if the Executive is called upon to do so. Nothing in this Section 10(d) is intended to limit the Executive’s ability to exercise his rights under the National Labor Relations Act.

(e) Amendment of Provisions to Comply With Law. If any provision of this Section 10 is finally determined or declared by a court of competent jurisdiction or arbitrator to be illegal, unenforceable, invalid, contrary to public policy, void or voidable under any applicable law, the applicable court or arbitrator shall have the authority to make an equitable adjustment to the applicable provisions of this Section 10 with the view to effecting, to the greatest extent possible, the original purpose and intent of the provisions of this Section 10, including, without limitation, the maximum durational, geographic and restricted activity scope and other limitations permitted by applicable law. In any event, the validity and enforceability of the remaining provisions of this Agreement shall not be affected by any amendment contemplated by or made pursuant to this Section 10.

(f) Injunctive Relief. The Executive hereby acknowledges and agrees that (i) the provisions of Section 10 are reasonable and necessary to protect the legitimate business interests of the Company, (ii) any violation by the Executive of any of his covenants contained in Section 10 would result in irreparable injury to the Company, the exact amount of which would be difficult, if not impossible, to ascertain or estimate, and (iii) the remedies at law for any such violation would not be reasonable or adequate compensation to the Company for such a violation. Accordingly, the Executive hereby agrees that, if the Executive (including, if applicable, any Affiliate thereof), directly or indirectly, violates any of his covenants under Section 10 then, in addition to any other remedy which may be available to the Company at law or in equity, the Company shall be entitled to specific performance and injunctive relief against such violating party (including any Affiliate), without posting bond or other security, and without the necessity of proving actual or threatened damage or harm.

(g) Extension of Time for Breach. If the Executive shall be in breach of any of the provisions of Section 10 above, then the time periods set forth in such clauses shall be extended by the length of time during which the Executive is in breach of any of such provisions.

(h) Reasonableness of Covenants. The Executive represents and warrants to the Company that the covenants contained herein are reasonable, that valid consideration has or shall be received therefor, and that his experience and capabilities are such that the provisions of this Section 10 shall not prevent him from earning an adequate livelihood.

(i) Cessation of Payments. Without limiting the Company or its Affiliates’ rights and remedies hereunder, at law or in equity, it is acknowledged and agreed by the Executive that the right of the Executive to receive and retain any payments otherwise due to him under this Agreement shall be suspended and cancelled if, and for so long as, he shall be in breach of any provision of this Section 10. If, and when, the Executive shall have cured any such breach such right shall automatically be reinstated.

(j) Survival. The provisions of this Section 10 and the covenants and obligations of the Executive hereunder shall survive any termination of the Executive’s employment under this Agreement.

11. Intellectual Property.

(a) Certain Definitions. As used in this Agreement, the following terms have the following meanings:

“Intellectual Property” means any and all Inventions, Works of Authorship, trade secrets, trademarks, mask works, copyrights, and any other intellectual property conceived, created, developed, discovered, or reduced to practice while the Executive is employed by the Company and that (i) relate directly or indirectly to the business of the Company and/or its Affiliates or to the actual or demonstrably anticipated research or development of the Company and/or its Affiliates, (ii) result from or are suggested by any work assigned to or performed by the Executive for the Company and/or its Affiliates, or (iii) are used to develop or improve any of the Company’s and/or its Affiliate’s equipment, supplies, facility, product, software, service, or trade secret, whether or not such Intellectual Property is developed entirely on the Executive’s own time and with or without use of the Company’s or its Affiliate’s property.

“Invention(s)” means any and all discoveries, improvements, ideas, concepts, creative works, and designs, whether or not in writing or reduced to practice, and whether or not they are patentable, including, but not limited to, processes, methods, formulas, and techniques and know-how.

“Works of Authorship” means those works fixed in any tangible medium of expression from which they can be perceived, reproduced, or otherwise communicated, either directly or with the aid of a machine or device, whether or not they are copyrightable.

(b) Any Intellectual Property made, conceived, developed, or reduced to practice, or caused to be made, conceived, developed, or reduced to practice, by the Executive, alone or in conjunction with others, during the Executive’s employment with the Company shall be deemed to have been made or developed by the Executive solely for the benefit of the Company, shall be held in trust for the exclusive use and benefit of the Company, and shall be the sole and exclusive property of the Company. The Executive shall not, either during the Term of this Agreement or at any time thereafter, use or disclose to any Person such Intellectual Property, except as expressly authorized by the Company in writing.

(c) The Executive agrees to make prompt and full disclosure to the Company or its nominee of all Intellectual Property described in this Section 11. Any Intellectual Property related to the business of the Company and/or its Affiliates that is conceived, developed, or reduced to practice by the Executive, alone or in conjunction with others, within six (6) months after termination of this Agreement is presumed to belong to the Company.

(d) The Executive agrees to assign, and does hereby assign, to the Company all right, title, and interest in and to any such Intellectual Property, including, without limitation, any “moral” rights which the Executive may have therein under any copyright law or other similar law, and further agrees, during the Term of this Agreement and at any time thereafter, at the Company’s request and expense but without further consideration, to review, execute, acknowledge, and deliver any and all papers necessary to secure legal protection for the Company therefor in any country in the world, including, but not limited to, applications for patents, trademarks, service marks, and copyrights, and to execute any oath or declaration and verify any document in connection with carrying out the terms of this Agreement.

(e) In the event the Company is unable for any reason whatsoever to secure the signature of the Executive to any lawful and necessary documents required, including those necessary for the assignment of, application for, or prosecution of any United States or foreign applications for letters patent or copyright, the Executive hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as agent and attorney in fact, to act for and in the Executive’s behalf and stead to execute and file any such application and to do all other lawfully permitted acts to further the assignment, prosecution, and issuance of letters patent or copyright thereon with the same legal force and effect as if executed by the Executive. The Executive hereby waives and quitclaims to the Company any and all claims of any nature whatsoever which the Executive may now have or may hereafter have for infringement of any patent or copyright resulting from any such application.

(f) The Executive agrees that any copyrights in work produced by the Executive during the Executive’s employment hereunder shall be considered a “work for hire” as defined by Title 17 of the United States Code and shall belong solely to the Company.

12. Other Agreements.

(a) Other Activities. The Executive shall not engage in any business or other activity which detracts from the Executive’s ability to apply his full time and best efforts to the performance of his duties hereunder. However, during the Executive’s employment, it shall not be a violation of this Agreement for the Executive to engage in any civic or charitable activity (including serving on boards or committees) so long as such activities do not detract from or conflict with the Executive’s performance of his duties hereunder.

(b) Business Opportunities. During the Term of this Agreement, the Executive shall promptly inform the Company of, and shall not usurp, any business opportunities of the Company or any of its Affiliates of which he becomes aware.

(c) Return of Company Property. Promptly after termination of the Executive’s employment, the Executive or his personal representative shall return to the Company all property of the Company and its Affiliates then in his possession, including without limitation papers, documents, vehicles, keys, credit cards and Confidential Information. Notwithstanding the foregoing, the Company’s obligation to pay any amounts to the Executive following termination, resignation or expiration shall be contingent upon the Executive’s compliance with this Section 12(c).

(d) Use of “Antibition” Brand. Notwithstanding anything to the contrary set forth elsewhere in this Agreement, the Company and the Executive acknowledge and agree that (i) the “Antibition” brand (including all related Intellectual Property, the “Antibition IP”) is and shall remain the sole and exclusive property of the Company, (ii) the Company hereby grants to the Executive a non-exclusive, royalty-free license to use the Antibition IP for his own personal and commercial purposes, provided that such use does not compete or conflict with the Company’s business, and (iii) the Company shall have the right to terminate the foregoing license at any time upon written notice to the Executive and payment of a $1.00 termination fee.

13. Representations and Warranties of Executive. The Executive hereby represents and warrants to the Company as follows:

(a) No Other Agreements. The Executive is not a party to or otherwise subject to or bound by any contract, agreement or understanding which would limit or otherwise adversely affect his ability to perform his duties hereunder or which would be breached by his execution and delivery of this Agreement or by the performance of his duties hereunder, including without limitation any contract, agreement or understanding containing provisions similar in any respect to those set forth in Section 10.

(b) Review of Agreement. The Executive acknowledges (i) that he has reviewed this Agreement in its entirety, and (ii) has been given the opportunity to have this Agreement reviewed by the Executive’s legal counsel.

14. Miscellaneous.

(a) Amendments. This Agreement may be amended only by a writing signed by each of the parties, and any such amendment shall be effective only to the extent specifically set forth in such writing.

(b) Execution of Agreement. This Agreement may be executed simultaneously in one or more counterparts, but all such counterparts taken together shall constitute one and the same Agreement. The exchange of copies of this Agreement and of signature pages by facsimile transmission or ..pdf delivered via email shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes.

(c) Entire Agreement. This Agreement contains the entire agreement of the parties with respect to the transactions contemplated hereby and supersedes all prior written and oral agreements, offer letters, and all contemporaneous oral agreements, relating to such transactions.

(d) Interpretation, etc. The word “including” shall mean including without limitation. The rights and remedies expressly specified in this Agreement are cumulative and are not exclusive of any rights or remedies which any party would otherwise have. The section headings hereof are for convenience only and shall not affect the meaning or interpretation of this Agreement. If a question of interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring either party by virtue of the authorship of any provision of this Agreement.

(e) Governing Law. All questions concerning the construction, validity and interpretation of this Agreement shall be governed by the laws of the State of Arizona without regard to conflict of laws rules.

(f) Dispute Resolution.

(i) If any dispute arises between the parties arising out of or relating to this Agreement (the “Dispute”), they will first utilize the procedures specified in Sections 14(f)(i)-(xii) (the “Procedure”) prior to commencing any action or proceeding in any court; provided, however, that such procedures shall not apply to, and the Company may immediately commence an action or proceeding in any federal or state court located in Phoenix, Arizona (including, without limitation to seek equitable relief pursuant to Section 10(f)), in the event that the Executive breaches any provision of Sections 10 or 11.

(ii) The party seeking to initiate the Procedure shall give written notice to the other party, describing in general terms the nature of the Dispute, the initiating party’s claim for relief and identifying one or more individuals with authority to settle the Dispute on such party’s behalf. The party receiving such notice shall have three (3) business days within which to designate by written notice to the initiating party, one or more individuals with the authority to settle the Dispute on such party’s behalf. The individuals so designated shall be known as the “Authorized Individuals.”

(iii) The Authorized Individuals shall be entitled to make such investigation of the Dispute as they deem appropriate, but agree to promptly, and in no event later than five (5) business days from the date of the initiating party’s written notice, meet (in person, or via conference call or videoconference) to discuss resolution of the Dispute. The Authorized Individuals shall meet at such times and places and with such frequency as they may agree. If the Dispute has not been resolved within ten (10) calendar days from the date of their initial meeting, the parties shall cease direct negotiations and shall submit the Dispute to non-binding mediation in accordance with the procedure set forth below.

(iv) The Authorized Individuals shall have three (3) business days from the date they cease direct negotiations to submit to each other a written list of acceptable qualified attorney-mediators not affiliated with either of the parties. Within one (1) business day from the date for receipt of such list, the Authorized Individuals shall rank the mediators in numerical order of preference and exchange such rankings. If no mediator has been selected by this procedure, within two (2) business days after the date of receipt of the list referred to in the first sentence of this Section 14(f)(iv), the Authorized Individuals shall initiate mediation in accordance with the rules and procedures of the American Arbitration Association.

(v) In consultation with the mediator selected, the Authorized Individuals shall promptly designate a mutually convenient date for the mediation, which shall take place in Phoenix, Arizona, and unless circumstances require otherwise, such time to be not later than fourteen (14) calendar days after selection of the mediator.

(vi) In the event either party has substantial need for information in the possession of the other party in order to prepare for the mediation, the parties shall attempt in good faith to agree to procedures for the expeditious exchange of such information, with the help of the mediator if required.

(vii) At least three (3) calendar days prior to the first scheduled session of the mediation, each party shall deliver to the mediator and to the other party concise written summary of its views on the matter in Dispute and such other matters required by the mediator. The mediator may also request that a confidential issue paper be submitted by each party to him.

(viii) In the mediation, each party shall be represented by an Authorized Individual and may be represented by counsel. In addition, each party may, with permission of the mediator, bring such additional persons as needed to respond to questions, contribute information, and participate in the negotiations.

(ix) The mediator shall determine the format for the meetings, designed to assure that both the mediator and the Authorized Individuals have an opportunity to hear an oral presentation of each party’s views on the matter in dispute, and that the authorized parties attempt to negotiate a resolution of the matter in dispute, with or without the assistance of counsel or others, but with the assistance of the mediator. To this end, the mediator is authorized to conduct both joint meetings and separate private caucuses with the parties. The mediation session shall be private. The mediator will keep confidential all information learned in private caucus with any party unless specifically authorized by such party to make disclosure of the information to the other party. The parties commit to participate in the proceedings in good faith with the intention of resolving the Dispute if at all possible.

(x) The parties agree to participate in the mediation procedure to its conclusion. The mediation shall be terminated (A) by the execution of a settlement agreement by the parties, (B) by a declaration of the mediator that the mediation is terminated, or (C) by a written declaration of a party to the effect that the mediation process is terminated at the conclusion of one (1) full day’s mediation session.

(xi) The fees and expenses of the mediator shall be shared equally by the Disputing Members. The mediator shall be disqualified as a witness, consultant, expert or counsel for any Disputing Member with respect to the Dispute of any related matters.

(xii) Mediation is a compromise negotiation for purposes of federal and state Rules of Evidence and constitutes privileged communication under Delaware law. The entire mediation process is confidential, and no stenographic, visual or audio record shall be made. All conduct, statements, promises, offers, views and opinions, whether oral or written, made in the course of the mediation by any party, their agents, employees, representatives or other invitees and by the mediator are confidential and shall, in addition and when appropriate, be deemed privileged. Such conduct, statements, promises, offers, views and opinions shall not be discoverable or admissible for any purpose, including impeachment, in any litigation or other proceeding involving the parties, and shall not be disclosed to anyone not an agent, employee, expert, witness, or representative of either of the parties; provided, however, that evidence otherwise discoverable or admissible is not excluded from discovery or admission as a result of its use in the mediation.

(xiii) If the Dispute has not been resolved pursuant to the Procedure, then either party may commence an action or proceeding in any federal or state court located in Phoenix, Arizona. The parties irrevocably submit to the exclusive jurisdiction of the federal and state courts located in Phoenix, Arizona for the purposes of any action or proceeding arising out of or relating to this Agreement. Each party hereby consents to the personal jurisdiction of, and agrees that venue shall lie in, the state or federal courts in Phoenix, Arizona with respect to any claim or cause of action arising under or relating to this Agreement. Each party hereby waives any objection based on forum non conveniens and waives any objection to venue of any action instituted hereunder. If any legal action or any arbitration or other proceeding is brought in connection with this Agreement, except as set forth in Section 14(f)(xi) above, the prevailing party shall be entitled to recover reasonable attorneys’ fees, accounting fees, and other costs incurred in that action or proceeding, in addition to any other relief to which it may be entitled.

(g) Notices. All notices, consents, requests, demands and other communications required or permitted hereunder: (i) shall be in writing; (ii) shall be sent by messenger, certified or registered U.S. mail, a reliable express delivery service or electronic mail (with a copy sent by one of the foregoing means), charges prepaid as applicable, to the appropriate address(es) or number(s) set forth below; and (iii) shall be deemed to have been given on the date of receipt by the addressee (or, if the date of receipt is not a business day, on the first business day after the date of receipt), as evidenced by (A) a receipt executed by the addressee (or a responsible person in his or her office), the records of the Person delivering such communication or a notice to the effect that such addressee refused to claim or accept such communication, if sent by messenger, U.S. mail or express delivery service, or (B) a printed receipt or copy of the sent message generated by the sender’s computer showing that such communication was sent to the appropriate address on a specified date, if sent by electronic mail. All such communications shall be sent to the following addresses or numbers, or to such other addresses or numbers as any party may inform the others by giving five (5) business days’ prior notice:

If to the Company: 4Front Ventures Corp. 5060 N. 40th Street, Suite 120 Phoenix, Arizona 85018 Attention: Chief Executive Officer Email: [REDACTED]	If to the Executive: Joshua N. Rosen [REDACTED]

(h) Rights of Third Parties. This Agreement shall not confer any rights or remedies upon any person other than the Company and the Executive and their respective heirs, successors and permitted assigns.

(i) Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

(j) Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of each of the parties and their respective heirs, successors and permitted assigns; provided, that the Executive may not assign his rights or delegate or cause to be assumed his duties and obligations hereunder without the prior written consent of the Company. Any attempted assignment, delegation or assumption not in accordance with this Section 14(j) shall be null and void and of no force or effect whatsoever.

(k) Survival. This provisions of Sections 8, 9, 10, 11, 12(c), 13, and 14 hereof shall survive any termination of this Agreement.

(l) Waivers. The due performance or observance by the parties of their respective obligations hereunder shall not be waived, and the rights and remedies of the parties hereunder shall not be affected, by any course of dealing or performance or by any delay or failure of any party in exercising any such right or remedy. The due performance or observance by a party of any of its obligations hereunder may be waived only by a writing signed by the party or parties against whom enforcement of such waiver is sought, and any such waiver shall be effective only to the extent specifically set forth in such writing.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMPANY:

4FRONT VENTURES CORP.

By:	/s/ Eric Rey
Name:	Eric Rey
Title:	Lead Independent Director

EXECUTIVE:

By:	/s/ Joshua N. Rosen
Name:	Joshua N. Rosen

[Signature Page to Executive Employment Agreement – J. Rosen]

EXHIBIT A

Duties, Responsibilities and Authority of Executive

•	Approval of capital expenditures in excess of budget (between USD$250,000 and USD$500,000).

•	Approval of significant professional engagements (below USD$500,000).

•

Approval of all material external communications (e.g., press releases, presentations, etc.) that are made widely available to investors or prospective investors (subject to any separate/additional approvals that may be required by the Audit Committee).

[Signature Page to Executive Employment Agreement – J. Rosen]